Mail Stop 3561

June 11, 2008

Mr. Joseph R. Gromek
President and Chief Executive Officer
The Warnaco Group, Inc.
501 Seventh Avenue
New York, NY 10018

>   **Re: The Warnaco Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 29, 2007**
>   **Filed February 27, 2008**
>   **File No. 001-10857**

Dear Mr. Gromek:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,
>
>
>
>   Tia Jenkins
>   Senior Assistant Chief Accountant
>   Office of Beverages, Apparel and
>   Health Care Services